EXHIBIT 99.1

(all amounts are in U.S. dollars except where otherwise indicated)

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release

Gildan Activewear Reports Record Results for the First Quarter of 2022

•	Record first quarter sales of $775 million, up 31% over prior year driven by strong demand
•	Operating margin of 20.9%, adjusted operating margin[1] of 20.4% up from 18.7% last year
•	Record GAAP diluted EPS of $0.77, adjusted diluted EPS[1] of $0.76 up 58% over Q1 2021
•	Continued execution on capital allocation priorities, including more than 5 million shares repurchased in the quarter
•	Sustainability-Linked Loan launched during the first quarter reinforcing strong commitment to ESG targets

Montreal, Wednesday, May 4, 2022 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the first quarter ended April 3, 2022.

“Record results in the first quarter and a strong start to 2022 reflect the impact of Gildan's Sustainable Growth (GSG) strategy,” said Glenn J. Chamandy, Gildan president and CEO. “Our team’s clear focus on capacity driven growth, innovation and ESG, leveraging our world class, vertically-integrated manufacturing platform, is putting us in a strong position to service customer demand while effectively managing inflationary cost pressures."

During the first quarter, we generated sales of $775 million, up 31% over the prior year. We maintained strong gross margins and combined with strong SG&A performance delivered operating margin of 20.9%, and adjusted operating margin of 20.4% which was up 170 basis points versus last year. This was achieved despite the non-recurrence of a one-time COVID-related cotton subsidy which benefited gross margin in the first quarter last year by 300 basis points. Record sales, together with strong operating margin expansion, translated to GAAP diluted EPS of $0.77, and adjusted diluted EPS of $0.76, up 54% and 58%, respectively, compared to last year. During the first quarter, we consumed $86 million of free cash flow1, reflecting higher working capital investments, including seasonal increases. Consistent with our capital allocation priorities, we continued to be active on our share buyback program, repurchasing approximately 5.1 million shares in the quarter or 3% of float. Our net debt1 position at the end of the quarter increased to $829 million and our net debt leverage ratio1 of 1.0 was at the low end of the Company's target range.

Q1 2022 Operating Results

Sales for the first quarter ending April 3, 2022, totaled $775 million, up 31% over the prior year, consisting of activewear sales of $667 million, up 38% over the prior year, and sales in the hosiery and underwear category of $108 million, up 3% over last year. The activewear sales increase was largely driven by volume growth and net selling price increases, as well as favorable product-mix. Activewear volume growth reflected strong demand in North American markets, particularly in the distributor channel, partly offset by lower international shipments due to ongoing demand weakness in Europe and Asia. The overall increase in North American distributor activewear shipments in the quarter was due to higher sell-through driven by continued recovery of large events, travel and other end use markets. Volume growth with distributors also reflected our improved production levels compared to last year which allowed us to better service seasonal inventory requirements and support growth. In the hosiery and underwear category, higher sales were primarily driven by higher selling prices.

We generated gross profit of $240 million in the quarter and adjusted gross profit1 of $239 million, up 28% and 30%, respectively, over the prior year, driven by the strong growth in sales. Gross margin of 31.0% and adjusted gross margin1 of 30.9% were down year-over year by 100 and 20 basis points, respectively. Excluding the 300 basis point impact related to the non-recurrence of the one-time cotton subsidy benefit in the prior year, adjusted gross margin improved by 280 basis points due to higher net selling prices and favourable product mix which more than offset the impact of higher fiber costs, as well as inflationary pressures on other manufacturing costs.

SG&A expenses for the first quarter of $81 million were up approximately $8 million compared to $73 million last year primarily due to higher volume-driven distribution expenses and the impact of inflation on overall costs. SG&A expenses as a percentage of net sales improved 200 basis points to 10.4% compared to 12.4% last year, as the benefit of volume leverage and our continued focus on cost management more than offset inflationary cost pressures.

We generated operating income of $162 million, or 20.9% of sales and adjusted operating income1 of $158 million, or 20.4% of sales, in the first quarter of 2022 compared to operating income of $114 million, or 19.3% of sales, and $110 million, or 18.7% of sales, on an adjusted basis last year. The increase in operating and adjusted operating income was due to higher sales, and improved operating margins driven by SG&A leverage. Net financial expenses were down $4 million over the prior year, largely offsetting higher income taxes. Consequently, we reported net earnings of $146 million, or $0.77 per share on a diluted basis, for the three months ended April 3, 2022 and adjusted net earnings1 of $144 million, or $0.76 per share on a diluted basis, compared to net earnings of $99 million, or $0.50 per diluted share and adjusted net earnings of $95 million, or $0.48 per diluted share in the first quarter last year.

During the first quarter, we consumed $86 million of free cash flow compared to $38 million of free cash flow generated in the first quarter of 2021. The decrease reflected higher working capital investments to support growth and seasonal increases, as well as increased capital expenditures primarily for capacity expansions which more than offset the benefit of higher earnings. With respect to our capacity expansions, we are continuing to make good progress with our projects in Central America, the Caribbean and Bangladesh. The Company ended the first quarter of 2022 with net debt of $829 million and a leverage ratio of 1.0 times net debt to trailing twelve months adjusted EBITDA1.

Current Market Environment

Throughout the first quarter we saw strong demand for our activewear products in North America. More recently, while we have seen some deceleration in sell-through over the last few weeks tied to broader economic considerations, overall demand for activewear remains healthy. Similarly, we have also started to see some sell-through slowing for certain products in the hosiery and underwear category that could be related to broader economic factors, including the impact of the non-recurrence of stimulus and other support payments which consumers received last year. Nevertheless, we are pleased with the start to the year and the progress we can make in 2022 as we move forward with the GSG strategy and our previously communicated outlook for sales and margin performance over the 2022 to 2024 three-year period. For further details, we refer you to the section "Gildan Sustainable Growth Strategy" in the Company's press release of February 23, 2022 which is available on the Company's website.

Environmental, Social and Governance (ESG)

During the first quarter of 2022, the Company amended the terms of its existing $1 billion revolving credit facility to incorporate sustainability-linked terms that reduce or increase the related borrowing costs based on the Company's annual performance against three of its recently announced ESG targets in the areas of climate change, circularity, and diversity, equity, and inclusion. Gildan is the first Canadian apparel manufacturing company to tie financing costs to the achievement of important ESG targets. With sustainability as one of the key pillars of the Company’s GSG strategy, this sustainability linked loan underscores the Company’s commitment towards its ESG targets and its pledge to make meaningful advancements by 2030 in this regard. For further details, we refer you to the Company’s press release of March 28, 2022 which is available on the Company's website.

Declaration of Quarterly Dividend

The Board of Directors has declared a cash dividend of $0.169 per share, payable on June 20, 2022 to shareholders of record as of May 26, 2022. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal Course Issuer Bid

During the first quarter of 2022, the Company repurchased for cancellation a total of 5,134,613 common shares under its NCIB program for a total cost of approximately $201 million.

Disclosure of Outstanding Share Data

As at April 30, 2022, there were 186,771,703 common shares issued and outstanding along with 3,181,527 stock options and 49,398 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined exercise price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information

Gildan Activewear Inc. will hold a conference call to discuss the Company's first quarter 2022 results today at 5:00 PM ET. A live audio webcast of the conference call, as well as a replay, will be available on its corporate site or on the following link: https://gildancorp.com/en/investors/events-and-presentations/. The conference call can be accessed by dialing (877) 282-2924 (Canada & U.S.) or (470) 495-9480 (international) and entering passcode 6590665#. A replay will be available for 7 days starting at 8:00 PM ET by dialing (855) 859-2056 (Canada & U.S.) or (404) 537-3406 (international) and entering the same passcode.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three months ended April 3, 2022, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on Gildan’s corporate website.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q1 2022	Q1 2021	Variation (%)
Net sales	774.9	589.6	31.4%
Gross profit	240.4	188.5	27.5%
Adjusted gross profit(1)	239.1	183.5	30.3%
SG&A expenses	80.5	73.4	9.7%
Impairment (Reversal of impairment) of trade accounts receivable	0.5	(0.2)	n.m.
Restructuring and acquisition-related (recovery) costs	(2.8)	1.5	n.m.
Operating income	162.2	113.8	42.5%
Adjusted operating income(1)	158.1	110.3	43.3%
Adjusted EBITDA(1)	191.6	145.8	31.4%
Financial expenses	7.0	10.8	(35.2)%
Income tax expense	8.8	4.4	100.0%
Net earnings	146.4	98.5	48.6%
Adjusted net earnings (1)	144.3	95.0	51.9%
Basic EPS	0.77	0.50	54.0%
Diluted EPS	0.77	0.50	54.0%
Adjusted diluted EPS(1)	0.76	0.48	58.3%
Gross margin(2)	31.0%	32.0%	(1.0) pp
Adjusted gross margin(1)	30.9%	31.1%	(0.2) pp
SG&A expenses as a percentage of sales(3)	10.4%	12.4%	(2.0) pp
Operating margin(4)	20.9%	19.3%	1.6 pp
Adjusted operating margin(1)	20.4%	18.7%	1.7 pp
Cash flows (used in) from operating activities	(51.5)	20.6	n.m.
Capital expenditures	(34.0)	(13.1)	n.m.
Free cash flow(1)	(85.5)	37.6	n.m.

As at (in $ millions, or otherwise indicated)	Apr 3, 2022	Jan 2, 2022
Inventories	889.5	774.4
Trade accounts receivable	460.7	330.0
Net debt(1)	829.3	529.9
Net debt leverage ratio(1)	1.0	0.7

(1) This is a non-GAAP financial measure or ratio. Please refer to "Non-GAAP Financial Measures" in this press release.

(2) Gross margin is defined as gross profit divided by net sales.

(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.

(4) Operating margin is defined as operating income divided by net sales.

n.m. = not meaningful

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q1 2022	Q1 2021	Variation (%)
Activewear	667.3	484.6	37.7%
Hosiery and underwear	107.6	105.0	2.5%
	774.9	589.6	31.4%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q1 2022	Q1 2021	Variation (%)
United States	681.8	506.8	34.5%
Canada	30.2	22.6	33.6%
International	62.9	60.2	4.5%
	774.9	589.6	31.4%

Non-GAAP financial measures and related ratios

This press release includes references to certain non-GAAP financial measures, as well as non-GAAP ratios as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Certain adjustments to non-GAAP measures

As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs (recovery)

Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Restructuring and acquisition-related recovery was $2.8 million (2021 - $1.5 million in costs) for the three months ended April 3, 2022. Refer to subsection 5.4.5 entitled “Restructuring and acquisition-related (recovery) costs” in our interim MD&A for a detailed discussion of these costs.

Net insurance losses (gains)

Net insurance gains of $0.3 million (2021 - $6.2 million) for the three months ended April 3, 2022, related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. The net insurance gains reflected costs of $4.4 million (2021 - $24.3 million) (mainly attributable to equipment repairs, salary and benefits continuation for idle employees, and other costs and charges), which were more than offset by related accrued insurance recoveries of $4.7 million (2021 - $30.5 million) during the first quarter of fiscal 2022. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment, as well as the recognition of insurance recoveries for business interruption, when applicable. Net insurance gains is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Impact of strategic product line initiatives

In the fourth quarter of fiscal 2019, the Company launched a strategic initiative to significantly reduce its imprintables product line SKU count. In the fourth quarter of fiscal 2020 the Company expanded this strategic initiative to include a significant reduction in its retail product line SKU count. The objectives of this strategic initiative include exiting all ship to-the-piece activities, discontinuing overlapping and less productive styles and SKUs between brands, simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this initiative has included inventory write-downs to reduce the carrying value of discontinued SKUs to liquidation values, sales return allowances for product returns related to discontinued SKUs, and in Q4 2021, the write-down of production equipment and other assets relating to discontinued SKUs. The impact of strategic product line initiatives is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

The gains and charges related to this initiative for three months ended April 3, 2022 and April 4, 2021, were as follows:

•	The three months ended April 3, 2022 includes $1 million of gains included in cost of sales, related to the reversal of a reserve relating to Company's strategic initiatives to significantly reduce its product line stock-keeping unit (SKU) counts.
•	The three months ended April 4, 2021 includes $1.2 million of charges included in cost of sales, related to the Company’s strategic initiatives to significantly reduce its product line SKU counts.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), net insurance gains, the discontinuance of PPE SKUs, the impact of the Company's strategic product line initiatives, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, except per share amounts)	Q1 2022	Q1 2021
Net earnings	146.4	98.5
Adjustments for:
Restructuring and acquisition-related (recovery) costs	(2.8)	1.5
Impact of strategic product line initiatives	(1.0)	1.2
Net insurance gains	(0.3)	(6.2)
Income tax expense relating to the above-noted adjustments	2.0	—
Adjusted net earnings	144.3	95.0
Basic EPS	0.77	0.50
Diluted EPS	0.77	0.50
Adjusted diluted EPS(1)	0.76	0.48

(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding.

Adjusted gross profit and adjusted gross margin

Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiatives. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q1 2022	Q1 2021
Gross profit	240.4	188.5
Adjustments for:
Impact of strategic product line initiatives	(1.0)	1.2
Net insurance gains	(0.3)	(6.2)
Adjusted gross profit	239.1	183.5
Gross margin	31.0%	32.0%
Adjusted gross margin(1)	30.9%	31.1%

(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments. The sales return allowance was nil for both periods.

Adjusted operating income and adjusted operating margin

Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets, net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiatives. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q1 2022	Q1 2021
Operating income	162.2	113.8
Adjustments for:
Restructuring and acquisition-related (recovery) costs	(2.8)	1.5
Impact of strategic product line initiatives	(1.0)	1.2
Net insurance gains	(0.3)	(6.2)
Adjusted operating income	158.1	110.3
Operating margin	20.9%	19.3%
Adjusted operating margin(1)	20.4%	18.7%

(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments. The sales return allowance was nil for both periods.

Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets and reversal of impairments on intangible assets, net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiative. Management uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q1 2022	Q1 2021
Net earnings	146.4	98.5
Restructuring and acquisition-related (recovery) costs	(2.8)	1.5
Impact of strategic product line initiative	(1.0)	1.2
Net insurance gains	(0.3)	(6.2)
Depreciation and amortization	33.5	35.6
Financial expenses, net	7.0	10.8
Income tax expense	8.8	4.4
Adjusted EBITDA	191.6	145.8

Free cash flow

Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q1 2022	Q1 2021
Cash flows (used in) from operating activities	(51.5)	20.6
Cash flows (used in) from investing activities	(34.0)	17.0
Adjustment for:
Business acquisitions	—	—
Free cash flow	(85.5)	37.6

Total debt and net debt

Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators of the financial leverage of the Company. The Company believes that certain investors and analysts use the total debt and net debt to measure the financial leverage of the Company. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Apr 3, 2022	Jan 2, 2022
Long-term debt	845.0	600.0
Bank indebtedness	—	—
Lease obligations	105.9	109.1
Total debt	950.9	709.1
Cash and cash equivalents	(121.6)	(179.2)
Net debt	829.3	529.9

Net debt leverage ratio

The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Apr 3, 2022	Jan 2, 2022
Adjusted EBITDA for the trailing twelve months	772.6	726.8
Adjustment for:
Business acquisitions	18.5	22.8
Pro-forma adjusted EBITDA for the trailing twelve months	791.1	749.6
Net debt	829.3	529.9
Net debt leverage ratio(1)	1.0	0.7

(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 1.2 at April 3, 2022.

Working capital

Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the liquidity and financial position of the Company. This measure is not necessarily comparable to similarly titled measures used by other public companies.

(in $ millions)	Apr 3, 2022	Jan 2, 2022

Cash and cash equivalents	121.6	179.2
Trade accounts receivable	460.7	330.0
Inventories	889.5	774.4
Prepaid expenses, deposits and other current assets	181.7	163.7
Accounts payable and accrued liabilities	(439.4)	(440.4)
Current portion of lease obligations	(14.6)	(15.3)
Income taxes payable	(11.2)	(7.9)
Dividends payable	(32.0)	—
Working capital	1,156.3	983.7

Caution Concerning Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow, return on net assets, net debt to adjusted EBITDA leverage ratios, capital return and capital investments or expenditures, including our three-year financial outlook referenced in this press release under the section “Current market environment”. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release, including certain assumptions relating to the three-year financial outlook referenced in this press release under the section “Current market environment" which were described in the Company's press release dated February 23, 2022 under the section "Gildan Sustainable Growth Strategy”.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•	the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic and the appearance of COVID variants, including the scope and duration of government mandated general, partial, or targeted private sector shutdowns, travel restrictions, social distancing measures, and the pace of mass vaccination campaigns;
•	changes in general economic and financial conditions globally or in one or more of the markets we serve, including those resulting from the impacts of the COVID-19 pandemic and the appearance of COVID variants, the current high inflationary environment and the ongoing Russia-Ukraine conflict and war;

•	our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•	the intensity of competitive activity and our ability to compete effectively;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit to minimum quantity purchases;
•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals from current levels;
•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials and finished goods;
•	the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•	disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour shortages or disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•	the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•	compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•	the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•	negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•	changes in third-party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•	an actual or perceived breach of data security;
•	our reliance on key management and our ability to attract and/or retain key personnel;
•	changes in accounting policies and estimates; and
•	exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands, primarily including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, Peds®, and under the Under Armour® brand through a sock licensing agreement for exclusive distribution in the United States and Canada. The Company’s product offerings include activewear, underwear and socks, sold to wholesale imprintables distributors and national accounts which include large screenprinters or embellishers, retailers and global lifestyle brand companies.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Investor inquiries: Sophie Argiriou Vice President, Investor Communications (514) 343-8815 sargiriou@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 ggosselin@gildan.com

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